SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systèmes S.A. (the "Company") is furnishing under cover of Form 6-K (i) a press release dated February 12, 2002 announcing the availability of IBM and Dassault Systèmes' Version 5 Release 8 (V5R8) of ENOVIA, (ii) a press release dated February 12, 2002 announcing the availability of IBM and Dassault Systèmes' Version 5 Release 8 (V5R8) of CATIA, and (iii) a press release dated February 12, 2002 announcing the availability of Dassault Systèmes' Version 5 Release 8 (V5R8) of Delmia.

IBM and Dassault Systèmes Announce ENOVIA Version 5 Release 8

Targeted for full enterprise deployment

Paris, France – February 12, 2002 - IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the availability of ENOVIA Version 5 Release 8 (V5R8). Building on the industry's most complete solution for end-to-end 3d PLM, Release 8 of ENOVIA Solutions delivers enhanced integration with CATIA, richer product lifecycle management (PLM) process support, extended supply chain collaboration solutions, and new open 3d PLM middleware. This announcement includes ENOVIA Portal Solutions and Life Cycle Applications (LCA) V5R8 and ENOVIAVPM Version 1 Release 5 enhancements.

ENOVIA provides decision support and lifecycle management solutions within the 3d PLM portfolio. 3d PLM enables customers to optimize their business processes within Engineering, Manufacturing, Maintenance & Support, and in collaborative workspaces by sharing a common product, process, and resource model (*PPR*). PPR allows companies to capture, share and reuse knowledge throughout the entire product lifecycle. The *CAA V5* open architecture allows extension and integration of this solution within multiple enterprise environments.

"As the PLM industry develops and matures, the ENOVIA suite of products is positioned to grow and evolve with it," said Bruce Jenkins, Executive Vice President, Daratech. "Collaboration and interoperability are key in the PLM space, and this latest release is packed with features that help ENOVIA solutions connect every element of a manufacturer's extended infrastructure."

Process-centric

ENOVIA VPM extends its lead as the de-facto standard in configured digital mock-up environments. A major refresh of ENOVIA VPM Release 5 provides proven reliability, platform choice, scalability and rich support for industry-proven best practices for collaborative product development.

For customers transitioning across CATIA versions, ENOVIA VPM continues to enhance its support for CATIA V5 and delivers focused capabilities for product development processes requiring seamless use of both CATIA V4 and CATIA V5.

Archibald Dreyer, Head of Engineering Systems, Information Management, ASTRIUM Space Infrastructure Division, said, "The features available on ENOVIA VPM, such as Digital Mock-Up, allow our design team to share an incredible amount of information about our space projects with our partners around the world. Since we are dealing with brand new concepts that must integrate so much scientific data, design modifications occur quite often. ENOVIA VPM facilitates design changes by updating them immediately and automatically ensuring that all our extended product development and production teams use the same correct data. Tracking design changes is critical for complex projects, such as the international space station, and this is key to our success as an innovator in space technology. Plus, we are able to reduce design and development costs."

ENOVIA's Life Cycle Applications (LCA) support new and enhanced Industry Best Practices. A new Catalog solution, together with CATIA catalog interoperability, enables in-depth V5 component management. New inter-related Engineering Change Orders, and Change Order simulation, support advanced change management practices and decision support.

New workflow management capability allows consistent deployment of customized Best Practices. As well, ENOVIA LCA supports best practices in the shipbuilding industry and includes a new "structure penetration management" product that accelerates processes for routing of piping and electrical systems through bulkheads and other structural parts.

3D Collaborative Workspace

ENOVIA Portal creates a 3D collaborative workspace for players across an enterprise and all tiers of its supply chains across the Web. Connecting people in a 3D workspace provides a unique and powerful level of communication with immediate understanding of 3D information.

ENOVIA Portal 3d Com boasts instant access and sharing and publishing, of 2D and multi-CAD 3D information making it a robust enterprise portal. It provides managed access to decision support aids such as ENOVIAVPM, ENOVIA LCA and SMARTEAM, as well as knowledge developed throughout a product's lifecycle. Further enhancements including support of Japanese and simplified Chinese languages and access to SMARTEAM, provide a complete Web-centric platform to product definition, whether managed by ENOVIA, SMARTEAM, or other mission-critical enterprise systems.

Tight integration of ENOVIA LCA and SMARTEAM optimizes inter-enterprise cooperation. OEMs and suppliers can now collaborate and develop innovative products faster; through secure exchange of intellectual property in iXF industry-standard based "Smart briefcases". (For more information on iXF standards, consult www.ixfstd.org.)

PPR

New Product, Process and Configuration Modeling services provide unique configuration management to satisfy both requirements of Digital Mockup and Production within a unified environment, providing full control of product variability for configuration with any complexity of variants and packages. New CATIA objects have been exposed within the PPR model such as hyperlinks, catalog objects, and drafting objects providing greater knowledge exploitation

This release also offers PPR-based interoperability between ENOVIAPM and ENOVIA LCA, for joint use of both products across a coordinated change management process.

Lou Pascarella, Executive Vice President R&D, ENOVIA Corp., said "The PPR model is the core enabler of the Digital Enterprise, as it enables both federation of enterprise data and processes, as well as aggregation of data and processes into knowledge that may be leveraged for innovation".

Knowledge

Within ENOVIA Portal Solutions, ENOVIA DMU (Digital Mock Up) further strengthens its position as market leader in multi-CAD product synthesis and simulation with over 100 functional enhancements including new, knowledge-based, interference detection and best-in-class real-time rendering for 'right first time' engineering.

CAA V5

New support for IBM WebSphere completes ENOVIA 3d PLM Middleware that already embeds other industry-standard components from IBM and other IT manufacturers.

Enhancements to ENOVIA Rapid Application Development Environment (RADE) allow for easier application and process customization. ENOVIAVPM & ENOVIA LCA also continue to benefit from improvements in performance and scalability.

Joel Lemke, chief executive officer, ENOVIA Corp., said, "Today's announcement strongly demonstrates our commitment to continuously provide customers with leading edge, off the shelf, process-based solutions. It is also another step of our vision to cover the entire digital enterprise process landscape, binding all enterprise domains into a 3d PLM Collaborative Environment. With enhanced support for the Enterprise Value Chain, ENOVIA V5R8 enables the achievement of greater levels of innovation and optimization"

Ed Petrozelli, general manager, IBM Product Lifecycle Management said, "Dassault Systèmes' adoption of the IBM Websphere middleware architecture is a strong move toward helping our mutual customers construct a more complete solution, thus reaching all facets of their business processes with product content and knowledge derived from CATIA and ENOVIA."

###

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systèmes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systèmes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com.

IBM Press Contacts:
Jennifer Feller
+ 331 41 88 61 89,
jennyfeller@fr.ibm.com
Elliot Luber
+1-914-642-4813,
eluber@us.ibm.com

Dassault Systemes Press Contacts:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Investor Relations:
Jean-Benoît Roquette / Ron Dassa
Media: Nelly Dimey / Lorie Lichtlen
Morgen-Walke Europe SA
+ 33 1 47 03 68 10

IBM and Dassault Systèmes Announce CATIA Version 5 Release 8

Targeted for full enterprise deployment

Paris, France – February 12, 2002 - IBM and Dassault Systèmes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced the availability of Version 5 Release 8 (V5R8) of CATIA, the leading 3d product lifecycle management (PLM) solution for product design, creation, simulation and optimization. CATIA V5R8 will be available worldwide on February 15, 2002, with significant enhancements and 23 new products, bringing the total to 119.

CATIA V5 is the product authoring solution within the 3d PLM portfolio. 3d PLM enables customers to optimize their business processes within Engineering, Manufacturing, Maintenance & Support, and in collaborative workspaces by sharing a common product, process, and resource model (*PPR*). PPR allows companies to capture, share and reuse knowledge throughout the entire product lifecycle. The *CAA V5* open architecture allows extension and integration of this solution within multiple enterprise environments.

"CATIA V5 R8's further integration with ENOVIAVPM and its continuing implementation of the PPR model further facilitates the transition of legacy users from CATIA V4 to V5. Furthermore, users of CATIA V5 will find that its pervasive support for knowledge-based engineering and for collaboration throughout the product lifecycle can help them realize the broader impacts of Product Lifecycle Management," said John MacKrell of CIMdata.

Process-Centric

CATIA V5R8 delivers new capabilities to address critical processes defined and refined in close cooperation with customers who are currently deploying CATIA V5 across their extended enterprises. By leveraging capability over a wide range of PLM processes, such as Automotive Body-in-White and moldtool design, the new release helps customers improve time-to-market at reduced cost.

CATIA V5 provides an end-to-end 3d PLM solution for the Shipbuilding Industry and, with V5R8, this is extended to the conceptual engineering phase. New CATIA Structure Preliminary Layout and Structure Functional Design products address the early design needs of naval architects, engineers and suppliers in shipyards by focusing on the optimization of general space management and initial structural layouts. CATIA also adds new systems outfitting capabilities for electrical power and control systems, fluid distribution, and HVAC.

3D Collaborative Workspace

Co-development of products around the world is now a reality, from OEMs to all levels of suppliers and partners. CATIA V5R8 brings key differentiators to make this collaboration easy, manageable and cost effective.

CATIA V5 collaborative engineering benefits from "relational design" throughout the entire product development cycle providing unmatched flexibility and ease of use in engineering change propagation, from conceptual design through to detail design phases and into downstream processes. CATIA V5R8 further enhances this capability with new federation/publication mechanisms.

For product engineering processes in companies of all sizes, CATIA V5R8 brings major improvements to the entry solution (P1) with a completely reshaped user interface and native access to the full range of advanced generative solutions (P2). In addition, the integration and consistency of CATIA scalable solutions (P1, P2 and P3) allow any CATIA P1 user to immediately conduct collaborative design across the enterprise and supply chain with existing CATIA P2 and CATIA P3 users.

Moreover, the multi-CAD integration, combined with improvements in standard data interfaces, facilitates complete product engineering within a heterogeneous data environment.

PPR

This release showcases the PPR (Product Process Resource) model with enhanced ENOVIA integration to facilitate large-scale deployment and facilitate the transition from CATIA V4 to V5.

CATIA V5's numerical control (NC) Manufacturing Solutions, which constitute the largest integrated portfolio of manufacturing applications available in a single solution, leverage the PPR model. As a result, these best-in-class solutions benefit from the integration of NC manufacturing Processes with the Product definition, thereby guaranteeing controlled end-to-end enterprise content management from Design to Manufacturing.

Michael Børresen, Chief Designer at Eurocom Industries A/S in Denmark, said, "I have worked with a number of different product design applications. CATIA has a unique feature that makes it far superior to its competitors and this is CATIA's ease of building new parts. CATIA allows freedom of choice with trial and error testing to try out new possibilities and new ideas. You can create a new design, and if you don't like it, you can simply delete it and start over. We are now launching our new VHF radiotelephone for marine vessels and the entire product was built on CATIA V5 architecture. We are a leading global supplier of maritime equipment and with the increasing power of CATIA applications, we can create the best equipment for our customers now and in the future."

CATIA V5R8 also brings new Advanced Machining capabilities to support complex 5-axis milling (flank contouring) and enhanced 3 axis operations deliver significant productivity benefits.

End-to-end solutions covering molded part design to tooling design and manufacturing also illustrate the benefits of Product, Processes and Resource integration: CATIA V5R8 introduces moldability assessment (Core and Cavity Design), improved productivity for reverse engineering (Quick Surface Reconstruction), unmatched stereo-lithography (STL Rapid Prototyping) tools, alongside integrated Manufacturing and Mold Tooling Design applications. In this area, CATIA V5R8 now provides the most comprehensive solutions to boost productivity especially for Consumer Goods and E&E industries.

Knowledge

Knowledge capture, sharing and re-use are becoming key success factors for innovative companies to gain and maintain their leadership on the market. CATIA natively imbeds knowledgeware as a key component of the V5 infrastructure.

CATIA V5R8 extends existing knowledge-based engineering capabilities by providing users with access to 'rule bases' to validate processes and methods throughout the entire product definition phase. The new Knowledge Expert 1 product supports "right first time" design and manufacturing by delivering enterprise-wide rules, standards, and constraints to the extended CATIA community. With CATIA V5R8, knowledgeware becomes pervasive.

CAA V5

The Component Application Architecture (CAA) continues to open the V5 next generation architecture to set new industry standards of integrated 3d PLM applications by incorporating enterprise expertise. With CAA V5, Dassault Systèmes' partners are extending the V5 application portfolio, customers are building added value applications to fulfill their company-specific needs and service companies are implementing best practices on top of 3d PLM solutions.

CAA V5R8 significantly enhances the productivity of the Rapid Application Development Environment (RADE) by automating and integrating software release processes across Windows & UNIX operating systems.

Stated Stephane Declee, vice president of strategy for Dassault Systèmes, "CATIA V5R8 illustrates the value we can deliver by collaborating closely with industry leading and innovative customers. We are enabling industry specific best practices through our knowledge-based product offering. We are making 3d PLM available to a much larger population across both industry and market segments. CATIA V5R8 delivers the most comprehensive end-to-end process coverage in a natively integrated solution available today. Far beyond traditional MCAD systems, it is the Product Engineering Desktop and a watershed release for 3d PLM."

"Working closely together with our top customers and developers such as Dassault Systèmes for many years, IBM can provide great industry value and insight whether it's in terms of industry best practices, services or a robust e-business infrastructure," said Ed Petrozelli, general manager, IBM Product Lifecycle Management. "CATIA V5R8 is a key example of the innovation IBM's partnering strategy and collaborative culture can bring to companies both large and small."

###

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and

simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systèmes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systèmes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com.

IBM Press Contacts:
Jennifer Feller
+ 331 41 88 61 89,
jennyfeller@fr.ibm.com
Elliot Luber
+1-914-642-4813,
eluber@us.ibm.com

Dassault Systemes Press Contacts:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Investor Relations:
Jean-Benoît Roquette / Ron Dassa
Media: Nelly Dimey / Lorie Lichtlen
Morgen-Walke Europe SA
+ 33 1 47 03 68 10

DELMIA

Press release

Dassault Systemes Announces DELMIA Version 5 Release 8

Digital Manufacturing for Full Enterprise Deployment

Paris, France – February 12, 2002 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the availability of Version 5 Release 8 (V5R8) of DELMIA, the leading 3d PLM integrated solution for digital manufacturing and maintenance processes, resource creation, simulation, and optimization. This announcement covers the full set of DELMIA integrated solutions, enhancing productivity, end-to-end manufacturing process coverage and interoperability with other Dassault Systemes 3d PLM Solutions.

DELMIA is the manufacturing and maintenance process engineering solution within the 3d PLM offering. Through 3d PLM, customers can optimize their business ***Processes*** relating to Engineering, Manufacturing, Maintenance & Support within ***Collaborative Workspaces***. By sharing a common product, process, and resource model (***PPR***), companies can capture, share and reuse ***Knowledge*** throughout the product lifecycle. The ***CAA V5*** open architecture allows extension and integration of this solution within multiple enterprise environments.

Process Centric

DELMIA V5R8 solutions integrate all capabilities required to engineer the manufacturing process. This includes DELMIA Process Engineer for process planning, DELMIA V5 DPM for 3D process detailing, DELMIA Robotics and DELMIA Human Modeling for 3D process simulation and validation, as well as DELMIA QUEST for factory flow optimization. These critical technologies provide true manufacturing engineering and decision support in context with product design and production system constraints.

DELMIA delivers end-to-end solutions that are dedicated to critical customer manufacturing processes covering Powertrain, Final Assembly and Body In White in the automotive industry, Airframe Assembly in aerospace and general assembly processes across manufacturing industry segments.

For the automotive Body-in-White process, DELMIA DPM Body in White delivers weld allocation, weld gun definition and detailing, as well as sequencing of weld operations. These are the key drivers for improving quality and efficiency of the Body manufacturing process. In V5R8, the Body-in-White offering is further enhanced with dedicated features for weld management and Gantt-based editing that improves ease-of-use for process definition and optimization as well as weld-point balancing.

With V5R8, DELMIA Process Engineer delivers enhanced cost calculation with target-cost management and broader support of standards for time measurement. DELMIA Robotics improved clash detection during robot programming and work cell optimization through automatic robot placement.

3d Collaborative Workspace

DELMIA V5R8 end-to-end Solutions increase and facilitate interactions between all actors participating in product engineering, manufacturing engineering and production planning. Throughout the organization, it increases agility, encourages innovation, and permits quick and easy iterations in any manufacturing process definition.

DELMIA V5R8 offers all necessary capability for conducting Virtual Manufacturing Reviews. This capability covers 3D-based process, assembly and layout review that can be performed at any time, by any actor, on a complete and current view of the Product, Process and Resource definitions and dependencies. It also addresses cross-organizational simulation and validation of all change proposals for product, process and resource definitions.

PPR

With PPR integration across 3d PLM solutions, Product, Process and Resource collaborative engineering becomes a reality, increasing the efficiency of the overall development process and providing effective sharing of design and manufacturing information across all organizations.

DELMIA V5R8 end-to-end Solutions serve to author and share process and resource information relative to product definition. Improved access to configured product information from ENOVIA allows engineers to define, simulate and optimize the associated manufacturing processes in full context with the product and associated resources. DELMIA V5R8 also improves multiple concurrent sharing of PPR information and extends this information to include factory flow simulation through DELMIA QUEST PPR access.

Pascal Lecland, Executive Vice President of Research & Development, DELMIA Corp., said: *"Think of the DS PPR Hub as a pipeline that allows collaborative and concurrent engineering early in a product's lifecycle. In essence, Dassault Systemes PPR Hub enables individuals responsible for the various engineering tasks associated with the manufacturing process to have access to information generated by others."*

Knowledge

Seamless integration through process planning, simulation and off-line programming allows for the design, capture and reuse of processes based on an incremental and successively refined methodology. A company's extensive knowledge, know-how and best practices are captured and shared to support reuse, derivation and carry over of process engineering and production resources.

CAA V5

DELMIA V5 Solutions progressively benefit from V5 next generation Component Application Architecture (CAA). Partners are currently developing products to extend the 3d PLM applications portfolio. All DELMIA Solutions are open and can be customized to fulfill company-specific needs.

In addition, service companies provide custom integration for these 3d PLM solutions within the customer environment. V5R8 DELMIA Process Engineer delivers new customization capabilities to generate process documentation and reports based on Java and Visual Basic script.

"Our DELMIA V5R8 solutions have a singular focus to improve efficiency addressing key manufacturing processes in Automotive and Aerospace. V5R8 provides true concurrent manufacturing engineering in context of the product definition. This release offers our customers the opportunity for a new step in transforming the overall manufacturing development process and a new step in implementing the digital factory through digital mock-up," said Philippe Charles, Chief Executive Officer, DELMIA Corporation.

About DELMIA Corp.

DELMIA provides a comprehensive software solution and expertise for customers to virtually create, monitor and control agile, distributed manufacturing processes geared towards Build-to-Order and Lean Production practices. The DELMIA software suite is containing an alphanumeric and 3D-driven process planning, standard time measurement applications, human being simulations, robot and machine tool simulation as well as solutions for layout generation and material flow simulation. Such software allows development, screen-based simulation and optimization of manufacturing processes for single device, work cell, production line, and factory material flow up to Extended Enterprise production flow. Applications range from concept development phase to shop floor implementation and production management. The DELMIA range of simulation software packages integrates behavior models to be used in simulation, analysis, programming and control applications. DELMIA offers state-of-the-art technology to design factories on-screen, before actually building them. DELMIA serves industry segments where continuous transformation and optimization of the manufacturing processes are critical such as Automotive, Aerospace, Fabrication and Assembly, Electrical and Electronics, Consumer Goods, Plant and Shipbuilding. DELMIA constitutes the core offering for Digital Manufacturing and Production, serving the product life cycle. DELMIA solutions are interoperable with major CAD, PDM and ERP systems.

Information about DELMIA is available at http://www.delmia.com

About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systèmes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systèmes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com.

DELMIA Press Contact:
Peter Schmitt
+ 1 248 267-9696
peter_schmitt@delmia.com

Dassault Systemes Press Contacts :
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Investor Relations:
Jean-Benoît Roquette / Ron Dassa
Media: Nelly Dimey / Lorie Lichtlen
Morgen-Walke Europe SA
+ 33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Dated: February 13, 2002

By: /s/ Thibault de Tersant
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration